February 2, 2012	Writer’s Direct Contact 212.468.8179 apinedo@mofo.com

Via Edgar

Katherine Hsu
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Incapital Trust Products LLC
Registration Statement on Form S-3
Filed December 19, 2011
File No. 333-178604

Dear Ms. Hsu:

On behalf of our client, Incapital Trust Products LLC (the “Depositor”), please find attached hereto for review Amendment No. 1 to the Registration Statement on Form S-3 (“Amendment No. 1”), together with responses to the comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in its comment letter dated January 17, 2012.  Below we have noted the comments from the Staff in bold face type and the responses in regular type.  Page number references are to the marked copy of Amendment No. 1 enclosed herewith.

General

1.
We note that a form of prospectus supplement was not filed with your registration statement and that the base prospectus refers to information that will only be provided with the prospectus supplement.  As noted in our comments throughout this letter, certain transaction specific information may be required so that we may confirm compliance with Regulation AB disclosure requirements. In the next amendment, please include, to the extent practicable, bracketed language showing both where you plan to include information in the prospectus supplement and what the substance of that information will be in terms of compliance with Regulation AB.  We believe this will not only enable us to better review your shelf filing but that it will also make it less likely that any form required information will not be inadvertently omitted.  In some cases, additional disclosure in the base prospectus may also be appropriate.

Ms. Hsu
February 2, 2012
Page Two

We have included a form of prospectus supplement with Amendment No. 1 and indicated in the form of prospectus supplement in brackets the sections that the depositor may include in a prospectus supplement.

2.	Please also provide us with drafts of the underlying transaction documents with your next amendment of the filing.

Transaction documents were filed as exhibits with the initial filing of the registration statement.  We have filed the form of deposit agreement with Amendment No. 1.  We note that there are no other transaction documents.

3.
Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class.  Please refer to General Instruction I(A)(4) of Form S-3.  Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

Within the last twelve months, the depositor has not participated in any offering of asset-backed securities.

4.
We note your disclosure on page 2 that if any information described in this prospectus is inconsistent from any of the information in the prospectus supplement, you should rely on information provided in the prospectus supplement.  Only disclosure that is unknown or not reasonably available may be omitted from the prospectus.  The prospectus supplement should not contradict the prospectus disclosure.  Please revise accordingly.

The disclosure has been revised in accordance with the Staff’s comment.

5.
We note your statement that the prospectus supplement may “otherwise” provide additional structural features or information regarding structural features.  However, to the extent structural features are added that are not contemplated by the base prospectus, providing such features by prospectus supplement is not appropriate.  Please supplementally confirm to us that you understand such features can only be added by a post-effective amendment or a new registration statement and revise the statement and the base prospectus to provide for any and structural features that are reasonably contemplated to be included in a takedown.

We understand that structural features that are new or novel and were not contemplated by the base prospectus cannot be added in a prospectus supplement and may only be added through the filing of a post-effective amendment.

Ms. Hsu
February 2, 2012
Page Three

6.
We note on the cover page of the prospectus that the certificates will be rated in one of the investment grade categories by one or more of the nationally recognized statistical rating organizations; however, we also note, for example, on page 7 of the prospectus summary that you state the certificates may be rated by one or more of the nationally recognized statistical rating organizations at the time of issuance.  Please revise to clarify these statements throughout the prospectus or explain to us how you satisfy General Instruction I(B)(5)(a)(1) of Form S-3.

The disclosure has been revised so that it consistently notes that the certificates will be rated in one of the investment grade categories by one or more NRSROs.

Cover Page

7.
We note your disclosure that each trust may “periodically issue” pass-through trust certificates in one or more series with one or more classes and “will own” a security or pool of securities.  While this description could describe a master trust and/or a series trust vehicle, it does not appear that the base prospectus contemplates such a structure.  Please revise to clarify the structure of the transaction.  Refer to the discussion in Section III.A.2.c of Release No. 33-8518.  We may have further comment.

The depositor will not be using a master trust or series trust approach.  Each trust formed by the depositor will issue one and only one series of securities.  The disclosure has been revised to make this clearer.

8.
As noted above, you should file the form of prospectus supplement with the next amendment. The form of prospectus supplement should include bracketed language indicating that you will disclose in the cover page or forepart of the prospectus:

•	the name of the issuing entity when known.
•	the aggregate principal amount of all securities offered and the principal amount of each class of securities offered.
•	the interest rate or specified rate of return of each class of security offered. To the extent that there is no specified rate of return, please disclose that fact.
•	the distribution frequency and first expected distribution date for the certificates.
•	any credit enhancement or other support for the transaction and any credit enhancement or support provider referenced in Item 1114(b) or Item 1115 of Regulation AB.

Refer to Item 1102 of Regulation AB.

Please see the form of prospectus supplement filed with Amendment No. 1.

Ms. Hsu
February 2, 2012
Page Four

Prospectus Summary

What assets will each trust hold?, page 3

9.
Please expand your disclosure at page four to state whether you intend to diversify each trust series at inception so that no more than 10% of its respective assets will be comprised of underlying securities of a single issuer. Assuming you intend to diversify each trust series, please provide additional disclosure describing how such diversification impacts retail investors.

We have revised the disclosure in the base prospectus and included appropriate bracketed language in the form of prospectus supplement to indicate that the Depositor intends to purchase bonds in the secondary market (seasoned bonds) for deposit in a trust.  The Depositor also may purchase bonds in a primary offering in which neither the Depositor nor an affiliate of the Depositor is an offering participant.  Under no circumstance will the Depositor enter into an agreement or arrangement with the issuer of a series of bonds to issue a series of securities expressly for deposit into a trust.  The Depositor may include securities of a single issuer in a trust and not diversify the trust holdings.  The diversification (or concentration) will be disclosed in the prospectus supplement for the applicable issuance of trust certificates and appropriate risk factors will be included in the supplement to address risks of concentration.

10.
We also note your disclosure that certain assets of each trust will be acquired either directly from the underlying issuer or its affiliates or pursuant to any distribution by or agreement with the underlying issuer or affiliates. Given this disclosure, you do not appear to meet the conditions of Rule 190 under the Securities Act and therefore we believe that such underlying securities must be concurrently registered. Please revise to disclose how you intend to meet your registration, disclosure and prospectus delivery obligations under Rule 190. Refer to Section III.A.6 of Release No. 33-8518.

The disclosure has been revised.  The Depositor intends to acquire assets in the secondary market.  The Depositor may from time to time purchase bonds in a primary offering in which neither the Depositor nor an affiliate of the Depositor is an offering participant.  The Depositor will not enter into any agreement or arrangement with the issuer of a series of bonds to issue securities expressly for inclusion in a trust.

To the extent that the Depositor purchases securities in a registered primary offering to deposit in a trust, the Depositor will deliver a prospectus for the underlying securities.

Ms. Hsu
February 2, 2012
Page Five

11.
We note that interest rate and currency swaps may be deposited in the trust for a series of certificates. Please explain to us why you would not be considered a commodity pool operator, as defined in Section 1a(5) of the Commodity Exchange Act.

The term “commodity pool operator” means “any person engaged in a business that is of the nature of an investment trust, syndicate, or similar form of enterprise, and who, in connection therewith, solicits, accepts, or receives from others funds, securities, or property, either directly or through capital contributions, the sale of stock or other forms of securities, or otherwise, for the purpose of trading….”  A “pool” also is intended to cover an “enterprise operated for the purpose of trading commodity interests.”  The depositor is not in the business of trading commodity interests.  The trust will not be in the business of trading commodity interests.  As we note in the registration statement, the trust is intended to be a grantor trust for tax purposes, which is a static pool, and there will be no trading of commodities or derivatives or any “active” management of the sort that is part and parcel of a commodity pool.  If a derivative instrument is used, it will be entered into at the time the trust is formed.

12.	Please expand your disclosures to further describe the “structured securities” that may be included in each series of trust certificates.

We have expanded the disclosure to note that the Depositor may include structured products or market linked investments.  Structured products or market linked investments are debt securities with cash flow characteristics that depend on the performance of one or more reference assets.  Structured products include equity-linked, index-linked, interest rate-linked, commodity-linked, and currency-linked instruments.

What denominations will the trust certificates be issued in?, page 5

13.	Please tell us whether the selling price of each trust certificate will vary from series to series, and if so, the approximate dollar range in which you intend to offer the certificates.

The selling price may vary from $10 to $10,000.

14.
Please revise the prospectus summary (or include bracketed disclosure in the prospectus supplement, if appropriate) to identify and provide disclosure regarding all participants in the transaction. In particular, we note that that the trustee has not been identified. Refer to Item 1103(a)(1).

The trustee has been identified.  There are no other participants.

Ms. Hsu
February 2, 2012
Page Six

15.
While you specify what payments that the certificate holders will be entitled to receive, please revise the prospectus summary to clarify the distribution frequency for each class of certificates and the expected final and final scheduled maturity or principal distribution dates. Refer to Item 1103(a)(3)(iii) and (v) of Regulation AB.

We will provide this information in the prospectus supplement.  The payments may be monthly, quarterly, semi-annually or annually (depending on the underlying securities).  The final and final scheduled maturity also will vary depending on the underlying securities.  Please see the form of prospectus supplement.

16.	Please state the interest rate or rate of return on each class of securities being offered given that the rates were not disclosed in full on the prospectus cover page. Refer to Item 1103(a)(3)(ii).

We do not know the interest rate or rate of return at this time.  See the form of prospectus supplement which indicates that the interest rate will be specified there.

17.
We note your identification of credit enhancement and support; please also identify any enhancement provider referenced in Item 1114(b) and 1115 of Regulation AB. Additionally, please summarize how losses not covered by credit enhancement or support will be allocated to the securities.

We have included a diagram providing the information the Staff has requested.

18.
We encourage you, in the appropriate place, to provide graphic illustration(s) to illustrate the relationship among the parties, the structure of the securities being offered, and any other material features of the transaction.

We have included a diagram providing the information the Staff has requested.

How will the trusts and trust certificates be treated for U.S. federal income tax purposes?, page 7

19.
We note your statement that you “anticipate” filing for each series of trust certificates a current report on Form 8-K containing an opinion of counsel that states that the trust will constitute a grantor trust for U.S. federal income tax purposes. Please revise your disclosure here and throughout as appropriate to replace the disclosure with an undertaking to file as an exhibit in a post-effective amendment or on Form 8-K an updated tax opinion and related consent for each series of trust certificates issued.

We have revised the disclosure to indicate that for each series a legal opinion and a tax opinion will be filed.

Ms. Hsu
February 2, 2012
Page Seven

Risk Factors, page 8

20.
We note on page 9 of the prospectus that you disclose that certificate holders will have limited recourse. In particular, you state that “[w]e do not have, and do not expect in the future to have, any assets with which to satisfy any claim arising from a breach of any representation or warranty.” We also note that on page 54 that you state “[u]pon a breach of any of our representations that materially and adversely affects the interests of the certificateholders, we will be obligated to cure the breach in all material respects.” The disclosures on one page seem inconsistent with the disclosures on the other. Please revise as appropriate.

The disclosures have been revised.

You should evaluate information about each issuer of the underlying securities, including the accompanying prospectus, the prospectus supplement, or other offering documents and the information incorporated by reference in those documents, page 14

21.	Please revise to explain what you mean by “concentrated underlying securities” rather than refer to a defined term.

A “concentrated underlying security” would be any underlying security that comprises 10% or more of the assets of the trust.

22.
We note above that you state that no more than 10% of its respective assets will be comprised of underlying securities of a single issuer. Consider whether additional risks should be added. For example, if most of the underlying securities will not be concentrated underlying securities, information regarding the issuer may not be available. Also, please tell us supplementally whether other issuers of the same asset class have the same diversity of assets. To the extent that other issuers do not offer comparable diversity, consider adding disclosure on this and tell us whether additional risks may be involved in an investment in the securities.

We have revised the disclosure to reflect the possibility that more than 10% of the assets of a trust may be comprised of underlying securities of a single issuer.

Each underlying issuer will be a reporting company and as a result any investor will have access to publicly available information about the underlying issuer.  If an issuer is no longer a reporting company, then that would be a removal event.  We do not believe any disclosure regarding additional risks is required.

Ms. Hsu
February 2, 2012
Page Eight

In response to the Staff’s prior questions, we have supplementally provided the Staff with examples of registration statements relating to corporate bond repackagings.  Other depositors in corporate debt repackagings may or may not offer similar diversification.

The Depositor and Sponsor, page 18

23.
Please describe more fully the depositor’s securitization program, and state how long the depositor has been engaged in the securitization of assets. As stated in Item 1104(c) of Regulation AB, the description must include, to the extent material, “a general discussion of the sponsor’s experience in securitizing assets of any type as well as a more detailed discussion of the sponsor’s experience in and overall procedures for originating or acquiring and securitizing assets of the type included in the current transaction.”

The Depositor is not in the securitization business and, as the Staff is aware, this contemplated offering is not a “securitization” but rather a repackaging of corporate debt.  We have added disclosure to explain that the Depositor is not a participant in the securitization business and that this is a repackaging transaction involving fixed income securities.  We note in the additional disclosure that the Depositor’s affiliate is one of the largest distributors of fixed income securities in the United States and as such has deep experience in the fixed income markets.

Description of the Underlying Securities and Other Assets Deposited in the Trust, page 22

General, page 22

24.
We note on page 6 that you as the depositor will select and purchase the underlying securities to be deposited into the trust. We also note on page 22 that you state that “securities are considered for selection and deposit with a trust if they meet the criteria for pool assets….” Please describe the method and the criteria by which pool assets will be selected for the transaction. Refer to Item 1111(a)(4) of Regulation AB.

Item 1111(a)(4) requires a discussion of the criteria by which the pool assets will be selected.  As discussed elsewhere in this letter, the Depositor and its affiliates are active in the fixed income market.  The Depositor will consider a number of factors in selecting fixed income securities for inclusion in a trust, including, but not limited to the credit quality of the issuer’s securities, the trading price for the issuer’s fixed income securities, CDS spreads for the issuer’s outstanding debt securities, and prevailing rates for debt securities of a similar tenor.  The Depositor also will evaluate whether there is market interest in a diversified pool of fixed income securities, and, in that regard, will consider payment periods of the securities, average life, etc.  We would be pleased to discuss with the Staff any other information that would be helpful in the context of a corporate debt repackaging of this nature.

Ms. Hsu
February 2, 2012
Page Nine

25.
Please revise here or in bracketed language in your prospectus supplement indicating that you will perform the review required by new Rule 193 under the Securities Act and provide the disclosure required by Items 1111(a)(7) and (8) of Regulation AB, as applicable.

Language has been included in the prospectus supplement.

26.
We note that the trust will include structured securities. The material features of these assets, including any credit enhancements, should be included in prospectus. Please disclose whether the structured securities will based on swaps. To that extent, provide us with your analysis how despite including such securities in the asset pool, the certificates would meet the definition of asset-backed security in Section III.A.2 in Release No. 33- 8518.

The trust may include structured products or market-linked investments.  Structured products are senior unsecured debt obligations of the issuer.  Structured products do not include credit enhancement features, as they are bonds.  Structured products are bonds, not swaps.

Description of Certain Derivative Instruments, page 23

27.
For the derivative instruments specified in the base prospectus, please include bracketed disclosure in the prospectus supplement of whether the significant percentage is less than 10%, at least 10% but less than 20%, or 20% or more. Refer to Item 1115(a)(4).

Bracketed disclosure has been included in the prospectus supplement.

28.	Please also include bracketed disclosure regarding financial information if the aggregate significance percentage is 10% or more. Refer to Item 1115(b).

Bracketed disclosure has been included in the prospectus supplement.

29.
Additionally, with respect to linking payments on the securities to changes in cash settled exchange traded or OTC options, please note that payments on securities based on the value of an equity or commodity would not meet the definition of an asset-backed security under Regulation AB. Refer to Item 1101(c)(1) of Regulation AB and the discussion of the definition of asset-backed security in Section III.A.2 in Release No. 33- 8518. Please delete the referenced assets. In the alternative, provide an analysis to explain how including such referenced assets would meet the definition of an assetbacked security under Regulation AB. Provide additional disclosure and tell us how the options will interact with the overall structure of the transaction, such as whether the options will relate to the underlying securities, if applicable. What types of options will be included? Will call options be included? If so, how do those assets by their terms convert to cash?

Ms. Hsu
February 2, 2012
Page Ten

We would be pleased to discuss this further with the Staff in order to make sure that we fully understand the Staff’s concerns and are responding to those concerns.  Item 1101(c)(1) of Regulation AB defines “asset-backed security” as follows:  “a security that is primarily serviced by the cash flows of a discrete pool of receivables or other financial assets, either fixed or revolving, that by their terms convert into cash within a finite time period, plus any rights or other assets designed to assure the servicing or timely distributions of proceeds to the security holders; provided that in the case of financial assets that are leases, those assets may convert to cash partially by the cash proceeds from the disposition of the physical property underlying such leases.”  We also have reviewed the discussion of the definition of “asset-backed” security included in Section III.A.2 in Release No. 33-8518.  The registration statement notes that any derivatives will be cash-settled only, which satisfies the requirement of converting into cash within a finite time period.  Moreover, most true securitization structures include a derivative which addresses or is designed to address the cash flows and the smoothening out of distributions.  The intention is to include in the trust debt securities with a cash-settled derivative.  The objective is not to engage in “synthetic” securitization transactions.  This is a corporate debt repackaging and not a vehicle that will be used to facilitate synthetic structured credit transactions.  The Depositor is in the fixed income business, and these trusts are intended to provide investors with an opportunity to purchase a diversified pool of bonds or bond exposure, which may not ordinarily be available to the investors, and will not be used for synthetic securitizations as discussed in the release.  Investors will be looking to the underlying debt securities for payment.

30.
Please confirm that you will not include in the asset pool any derivative agreement that could be used to synthetically create a non-ABS product whose payment would be based primarily by reference to something other than the performance of receivables or other financial assets in the asset pool.

The Depositor is in the fixed income business.  The Depositor does not intend to and will not use any derivative to create a CLO, CDO, credit derivative or other non-ABS product.  This is not intended to be a vehicle for any “synthetic securitization.”  As noted above, this is a corporate debt repackaging program.

31.
We note your disclosure stating that certain other assets may be deposited in the trust for each series of certificates and that such assets may include derivative instruments. We also note that such assets will be described in the respective prospectus supplement. Please explain to us if the derivative instruments deposited in the trust can be replaced or exchanged throughout the term of the series.

No derivative will be replaced/exchanged throughout the term of a series.

Ms. Hsu
February 2, 2012
Page Eleven

Eligibility, page 24

32.
We note that you indicate that for further information, regarding the availability of information about the underlying securities issuers, to see the risk factors disclosing that if public information regarding the underlying securities issuer is not available, the investor’s ability to make an informed decision about the trust certificates may be impaired. We were unable to locate this risk factor. Therefore, please revise your risk factors to include it.

If public information about the underlying issuer is not available, the underlying security would not be eligible for inclusion in a trust.  Please see the definition of “eligible asset” on page 25.

33.
We again note that certain assets will be purchased from the underlying issuer or its affiliates or pursuant to any distribution by or agreement with the underlying issuer or affiliates. Pursuant to Item 1100(c), please revise the disclosure on pages 24 and 25 to confirm that where audited financial information will not be provided (where an issuer of the underlying securities constitutes a significant obligor), neither the third party nor any of its affiliates has had a direct or indirect agreement, arrangement, relationship, or understanding, written or otherwise, relating to the asset-backed securities transaction, and neither the third party nor any of its affiliates is an affiliate of the sponsor, depositor or issuing entity or underwriter of the asset-backed securities transaction.

See the response to comment 10 above.

Credit Support, page 28

34.
We note that you will provide information with respect to the obligors of each element, including financial information with respect to any obligor providing credit support for 20% or more of the aggregate principal amount of the class. Please revise to clarify that you will also provide certain financial information as required by Item 1114(b)(2)(i) for any obligor that is liable or contingently liable to provide payments representing 10% or more, but less than 20%, of the cash flow supporting any offered class.

The Depositor will provide this information if necessary.

Description of the Trust Certificates, page 32

Distributions, page 34

Ms. Hsu
February 2, 2012
Page Twelve

35.
We note on page 37 of the prospectus that the prospectus supplement will designate the base rate(s) to determine the distribution rate for the floating rate certificates. Moreover, we note that another base rate may be used “based on an index customarily used to measure interest in debt transactions (which may be based on, among other things, one or more market indices or interests and/or other payments (whether scheduled or otherwise) paid, accrued or available with respect to a designated asset, pool of assets or type of assets).” Please note that the only indices permitted under the definition of an asset-backed security are indices similar to those involved in an interest rate swap or a currency swap. Refer to Section III.A.2. of the Adopting Release for Regulation AB (Release Nos. 33-8518; 34-50905). Please revise the catch-all to indicate that only permitted indices will be included and that other indices such as equity or commodity indices would not be included.

The disclosure has been revised to indicate that only permitted indices will be included.

Optional Exchange, page 45; Call Rights, page 46

36.
We note your disclosure regarding the optional exchange right and the call rights on pages 45 to 47. Please provide us with your legal analysis to support how the optional exchange and call rights meet the requirements of Rule 3a-7 under the Investment Company Act.

We have limited the optional exchange right to an exercise that would not affect the trust’s ability to rely on the 3a-7 exemption.  We would be pleased to discuss with the Staff.

Description of the Trust Agreement, page 54

Certain Matters Regarding the Trustee, page 56

37.
Please describe to what extent the trustee has had prior experience serving as a trustee for asset-backed securities transactions involving similar pool assets, if applicable, pursuant to Item 1109(b) of Regulation AB.

U.S. Bank Trust National Association (“U.S. Bank”), a national banking association, will act as trustee, registrar and paying agent under the Trust Agreement. U.S. Bank Trust is a national banking association and a wholly-owned subsidiary of U.S. Bancorp.

U.S. Bank has one of the largest corporate trust businesses in the country with office locations in 48 Domestic and 3 International cities. The Trust Agreement will be administered from U.S. Bank’s corporate trust office located at 100 Wall Street, New York, New York or at such other address as the trustee may designate from time to time.

Ms. Hsu
February 2, 2012
Page Thirteen

As of September 30, 2011, U.S. Bank was acting as trustee, registrar and paying agent on 196 issuances of corporate securities repackaging transactions with an outstanding aggregate principal balance of approximately $6,665,300,000 involving assets similar to the underlying assets of this transaction.

U.S. Bank has extensive experience in complying with the requirements of Regulation AB. Using information set forth in this prospectus supplement, the trustee will develop the cashflow model for the trust. Based on the underlying asset information provided at closing, the trustee will calculate the amount of principal and interest to be paid on each distribution date. In accordance with the cashflow model and based on the underlying asset information provided at closing, the trustee will perform distribution calculations, remit distributions on the distribution date to certificate holders and prepare statements to certificate holders detailing the payments received and the activity on the underlying asset(s) during the collection period.

Reports in Relation to the Trust Certificates, page 64

38.
We note on page 64 that you will file distribution reports on Form 10-D, annual reports on Form 10-K, and additional periodic reports with the Commission. However, we also note that you have not included any disclosure whether these reports will be available on a Web site of a specified transaction party as required by Item 1118(c). Please revise accordingly or explain to us supplementally how you are in compliance with Item 1118(c).

These reports will be made available on a website hosted by the Depositor or an affiliate.

Item 16., Exhibits, page II-1

39.	We note that the legal opinions will be filed by amendment. We may have further comment once such opinions are filed.

We understand that the Staff may have comments on the opinions.

Signature Page

40.
Please revise the signature page to include at least a majority of the depositor’s board of directors or persons performing similar functions or explain why such revisions are not needed. Refer to General Instruction V.B. for Form S-3.

The Depositor is a single member LLC.

Ms. Hsu
February 2, 2012
Page Fourteen

Sincerely,

/s/ Anna T. Pinedo
Anna T. Pinedo

cc:	Indira Lall David Lynn